July 2, 2021
IsoPlexis Corporation
Confidential Submission of Amendment No. 1 to Draft Registration Statement on Form S-1
CIK No. 0001615055
Dear Mmes. Virginio and Westbrook:
IsoPlexis Corporation (the “Company”) has confidentially submitted today pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), via EDGAR, this letter and Amendment No. 1 to the draft Registration Statement on Form S-1 (the “Revised Registration Statement”) for non-public review by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) prior to the public filing of the Company’s Registration Statement (as amended, the “Registration Statement”). This letter and the Revised Registration Statement set forth the Company’s responses to the comments of the Staff contained in your letter dated June 10, 2021 (the “Comment Letter”), relating to the Company’s initial draft Registration Statement submitted to the SEC on May 13, 2021. In addition to adding and revising disclosure in response to the Comment Letter, the Company has updated the Revised Registration Statement to include its unaudited financial statements for the three months ended March 31, 2021 and March 31, 2020 and related financial information.
Draft Registration Statement on Form S-1 submitted May 13, 2021
The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Revised Registration Statement. All references to page numbers in these responses are to pages of the Revised Registration Statement.
Market, Industry and Other Data
1.Your statements that: (i) the estimated market and industry data included in the prospectus is inherently uncertain and imprecise, (ii) investors are cautioned not to place undue reliance on such market and industry data or any other such estimates, and (iii) you have not independently verified any third-party information and data from your internal research has not been verified by any independent source may imply an inappropriate disclaimer of responsibility with respect to the third party information. Please either delete these statements or specifically state that you are liable for such information.
Response: The Company has revised its disclosure on page ii to address the Staff’s comments.
Prospectus Summary
Overview
2.Please define proteomics and bulk proteomics at first use.
Response: The Company has revised its disclosure on pages 1 and 75 to address the Staff’s comments.
3.We note your statement that your platform has been “rapidly adopted” by certain parties. Your Summary should provide a balanced presentation of your business. Please provide a discussion of the challenges you face in scaling your operations, including your dependence on converting customers to your platform and that growth may require you to incorporate new equipment and implement new technology systems and laboratory processes, as referenced on page 13. Please also disclose in the Summary that your platform is marketed to customers as research-use-only (RUO) products, as referenced on page 27.
Response: In response to the Staff’s comment regarding a balanced presentation of the Company’s business, the Company has revised its disclosure on pages 1, 2, 5, 59 and 75. Additionally, the Company advises the Staff that the Revised Registration Statement already includes disclosure regarding certain of the Company’s challenges in the Summary section, including a summary of the history of net losses on page 2 and a summary of the risks the Company faces on pages 5 and 6.
In response to the Staff’s comment regarding the marketing of the Company’s platform as research-use-only products, the Company has revised its disclosure on page 2 and 77 to address the Staff’s comments.
Our Platform
4.Please revise to provide the basis for your statements that your IsoSpeak software is capable of rapidly returning “publication quality” content.
Response: The Company has revised its disclosure on pages 2, 4, 76 and 78 to address the Staff’s comments.

Recent Developments
5.Please revise your disclosure to identify the Sellers that are party to the Patent Purchase Agreement, describe the nature and scope of the intellectual property acquired and disclose the material rights and obligations of the parties under the agreement. Please also file the Patent Purchase Agreement and the Assumption Agreement as exhibits to the registration statement or tell us why such filing is not required.
Response: The Company has revised its disclosure on pages 5, 60, 88 and 89 to address the Staff’s comments related to identifying the Sellers that are party to the Patent Purchase Agreement and describing the nature and scope of the intellectual property acquired pursuant to the Patent Purchase Agreement. The Company acknowledges the Staff’s comment regarding the disclosure of material rights and obligations of the parties under the Patent Purchase Agreement and respectfully advises the Staff that the acquisition of the acquired patents pursuant to the Patent Purchase Agreement closed on May 15, 2021, and there are no material ongoing obligations of the Company remaining under the Patent Purchase Agreement.
In response to the Staff’s comment regarding the filing of the Patent Purchase Agreement, the Company respectfully acknowledges the Staff’s comment and advises the Staff that it will file as Exhibit 10.7 to the Registration Statement the Patent Purchase Agreement.
In response to the Staff’s comment regarding the filing of the Assumption Agreement, the Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not believe that the Assumption Agreement constitutes a material agreement under Item 601(b)(10) of Regulation S-K. Under the Assumption Agreement, the Company assumed the Sellers’ rights and obligations under a covenant not to sue with a third party related to certain patents purchased pursuant to the Patent Purchase Agreement. The Company believes that the terms of the covenant not to sue do not materially restrict the Company’s business and has concluded that the Assumption Agreement is not a “material contract” and therefore is not required to be filed as an exhibit to the Registration Statement.
Risk Factors
Risks Related to Our Intellectual Property
Certain of our in-licensed patents are, and our future owned and in-licensed patents may be, subject to a reservation of rights...
6.Please provide additional disclosure regarding the technology or technologies subject to march-in rights; the portion of your business that would be affected by the exercise of march-in rights; and whether and how you may be compensated in the event such rights are exercised.

Response: In response to the Staff’s comment regarding additional disclosure with respect to the technologies subject to march-in rights, the Company has revised its disclosure on pages 40, 41, 90 and 91. The Company respectfully acknowledges the Staff’s remaining comments and advises the Staff that the march-in rights retained by the U.S. government are those that are standard in licenses granted by universities and research institutions where U.S. government funding has been used in research, and that the exercise of march-in rights by the U.S. government is not a risk material to the business of the Company. The Company has revised its disclosure on pages 90 and 91 to disclose this fact.
Risks Related to Our Common Stock and This Offering
Our amended and restated bylaws designate a state or federal court located within the State of Delaware as the exclusive forum
7.Please revise your disclosure to indicate that your forum selection provision that relates to certain litigation, including any derivative action, does not apply to suits brought to enforce any duty or liability created by the Securities Act or Exchange Act or the rules and regulations thereunder, as referenced on page 112. Please also revise your risk factor to disclose that there is also a risk that your exclusive forum provisions may result in increased costs for investors to bring a claim.
Response: The Company has revised its disclosure on page 43 to address the Staff’s comments.
Use of Proceeds
8.Please revise to identify the principal purposes for which the net proceeds are intended to be used and the approximate amount intended to be used for each such purpose. To the extent that you do not have a current specific plan for the proceeds, or a significant portion thereof, please include a statement to this effect and add related disclosure under an appropriate heading in the risk factor section. Refer to Item 504 of Regulation S-K.
Response: The Company has revised its disclosure on pages 8, 43 and 53 to address the Staff’s comments.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview
9.We note your disclosure that certain of your suppliers of components and materials are single or sole source suppliers. Please revise your disclosure to identify your sole source suppliers and the components and/or materials they supply to you. Please also disclose the material terms of your agreements with such suppliers. Alternatively, please explain to us why such disclosure would not be material to investors. Please also file your supply agreements as exhibits to your registration statement or tell us why you believe such filing is not required.

Response: The Company respectfully acknowledges the Staff’s comment regarding sole source suppliers and advises the Staff that, upon further consideration, it does not believe any of its suppliers are sole source in nature at this time. The Company has revised its disclosure on pages 25, 26 and 59 to address the Staff’s comments.
In response to the Staff’s comment regarding the filing of the Company’s supply agreements, the Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not believe that it has any supply agreements that constitute material agreements under Item 601(b)(10) of Regulation S-K.
Item 601(b)(10)(i) defines a “material contract” as follows: “Every contract not made in the ordinary course of business that is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report” and that was entered into not more than two years before such filing.
In addition, Item 601(b)(10)(ii) provides that if a contract is one that ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless, among other things, it is a contract “upon which the registrant’s business is substantially dependent, as in the case of continuing contracts...to purchase the major part of [the] registrant’s requirements of goods, services or raw materials....”
Although the Company contracts with single source suppliers for certain materials or components, the Company does not believe that it is substantially dependent on the agreements with any of these parties. In most cases, the Company has not entered into supply or other continuing agreements dictating the terms of the Company’s relationship with these parties. Rather, the Company purchases various supplies under separate, standalone purchase orders. Additionally, for all material components and materials, the Company believes that it has identified alternative sources of suppliers for these materials and components. The Company has revised its disclosure on page 59 to disclose this fact. The Company also continues to identify alternative suppliers for each of its components and materials as part of its overall risk management strategy and believes that it could find such alternative suppliers on a timely basis and on similar terms as its current suppliers. Therefore, the Company has concluded that the Company does not have any supply agreements that are “material contracts” that are required to be filed as exhibits to the Registration Statement.
Grant Income
10.We note your disclosure that you are engaged in various Small Business Innovation Research grants with the federal government. Please expand your disclosure in your Business section to disclose the material terms of these grants, including any conditions on funding, obligations under the grants, and the intellectual property rights of each party. Alternatively, please explain to us why such disclosure would not be material to investors.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not believe additional disclosure with respect to its Small Business Innovation Research grants (the “SBIR Grants”) would be material to investors in understanding the Company’s business.
For smaller reporting companies, Item 101(h) of Regulation S-K sets the parameters of the disclosure required with respect to a description of the general development of the registrant’s business and notes that the registrant must “[b]riefly describe the business” and include the descriptions required by Item 101(h)(4)(i) through (xii) “to the extent material to an understanding of the smaller reporting company”. The Company believes that its description of its business complies with Item 101(h) and that additional disclosure with respect to the terms of the SBIR Grants would not be material to an understanding of its business or necessary for investors to make an informed decision with respect to investing in the Company’s securities.
The SBIR Grants were awarded by the National Institute of Health to help fund the costs of certain research and development activities. The majority of the research and development activities being funded by the SBIR Grants have already been completed prior to the date of the Revised Registration Statement and the Company does not expect to rely materially on the SBIR Grants for future research and development activities. The Company received grant income of approximately $4.2 million for the year ended December 31, 2019 and approximately $4.1 million for the year ended December 31, 2020, and the Company estimates only approximately $2.6 million of funding remains under its SBIR Grants for the year ended December 31, 2021 and approximately $0.4 million of funding remains under its SBIR Grants for the year ended December 31, 2022. The Company does not currently plan to submit applications for new SBIR Grants going forward, and therefore, the Company does not currently expect future grant income to be a material source of funding for the Company. Due to the limited magnitude of the Company’s remaining grant income and the fact that the Company does not currently expect to apply for future SBIR Grants, additional disclosure with respect to the terms of the Company’s SBIR Grants would not be material to investors in understanding the Company’s business.
In addition, the Company has revised its disclosure on page 62 to note that the Company does not expect future grant income to be a material source of funding for the Company.

The Company will continue to periodically review how it discloses information regarding a description of its business development and business to ensure material information is being provided to investors in a timely manner.

Results of Operations
11.Please address the following regarding your research and development expenses:
•Revise to provide a break down of your research and development expenses by product candidate. If you do not track your expenses by product candidate, disclose that fact.
•Revise to provide a breakdown of your research and development expense by type of expense.
•You disclose at the top of page 64 that a portion of the increase in research and development expense was related to a new product released in March 2021. Revise to identify the new product and quantify the amount of expense related to that product.
Response: In response to the Staff’s comment regarding break down of research and development expenses by product candidate, the Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not track research and development expenses by product candidate. The Company has revised its disclosure on page 62 to disclose this fact.
In response to the Staff’s comment regarding break down of research and development expenses by type of expense, the Company has revised its disclosure on pages 64 and 66 to address the Staff’s comments.
In response to the Staff’s comment regarding identification of our new product and quantification of the amount of expense related to that product, the Company has revised its disclosure on page 66 to address the Staff’s comments.
Critical Accounting Policies and Significant Judgements and Estimates
Share-Based Compensation
12.Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. Please also explain how you considered recent preferred stock issuances in your valuation of common stock. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.
Response: The Company respectfully acknowledges the Staff’s comment and confirms that it will provide such an explanation to the Staff once an estimated offering price or range is available.
13.Revise your table on page 69 to reflect all such equity-based awards through the date of the registration statement.

Response: The Company has revised its disclosure on page 72 to address the Staff’s comments. The Company respectfully advises the Staff that the fair value assessment for the June 8, 2021 options has not been completed and the Company will supplement the table in an amendment to the Revised Registration Statement.
Our Platform
14.We note your disclosure on page 63 that revenue consists of sales of instruments and consumables in addition to service revenue. Please expand your disclosure to describe the principal services that you offer to customers.
Response: The Company has revised its disclosure on pages 80 to 81 to address the Staff’s comments.
Rapid data analysis and insights
15.We note your statement that accelerated insights from your IsoSpeak software can significantly shorten drug development timelines. Given the uncertainty with regard to drug development, please revise this statement to remove any implication that use of your platform successfully mitigates such uncertainty.
Response: The Company has revised its disclosure on page 78 to address the Staff’s comments.
Our Product Development Approach
16.We note your disclosure on page 1 that you are expanding your capabilities to include applications for infectious diseases, inflammatory conditions, and neurological diseases. We also note your disclosure on page 4 that you intend to further develop your product roadmap to integrate sequencing and functional proteomic biology from single cells to enable novel applications in discovery biology and on page 3 that your long term strategy is ultimately to add additional applications serving clinical diagnostics research that will allow you to serve additional markets you believe to be worth approximately $10 billion. You also state on page 16 that you intend to launch additional new products in the next six to twelve months. Please expand your disclosure in the Business section to describe your material research and development projects, including those that are material to the implementation of your growth strategy.
Response: The Company has revised its disclosure on pages 84 and 85 to address the Staff’s comments.
Intellectual Property
17.We note your disclosure on page 38 that you rely on an in-license from certain third parties with respect to certain patent rights relating to multiplexed detection and high throughput single cell polyomics, certain patent rights relating to methods and compositions for quantifying metabolites and certain patent rights relating to the detection of target molecules. Please disclose the material terms of this agreement, including the nature and scope of the intellectual property transferred, each parties’ rights and obligations, the duration of the agreement, the royalty rates or range and the royalty term, the termination provisions, aggregate amounts paid under the agreement to date, and the aggregate future potential milestone payments. Please also provide this disclosure for the license agreements referenced on page F-24 and F-25. With respect to your license agreements with Yale University and California Institute of Technology, please quantify the value of preferred stock issued to your counterparty at the time of issuance. Please also file these agreements as exhibits to the registration statement. Alternatively, please explain to us why such filing is not required.
Response: In response to the Staff’s comment regarding the material terms of the Company’s in-license agreements with third parties, the Company has revised its disclosure on pages 90 and 91 to address the Staff’s comments. The Company advises the Staff that it will file as Exhibit 10.3 to the Registration Statement the license agreement between the Company and Yale University and as Exhibit 10.6 to the Registration Statement the license agreement between the Company and California Institute of Technology.
In response to the Staff’s comment regarding the license agreements referenced on page F-24 and F-25, the Company respectfully acknowledges the Staff’s comment and advises the Staff that, other than the license agreement between the Company and Yale University and the license agreement between the Company and California Institute of Technology, the other agreements referenced on page F-25 are not material to the Company’s business operations, both in amount and significance, and the Company does not believe that it is substantially dependent on these agreements. The license and supply agreements referenced on page F-25 were entered into by the Company in the ordinary course of business and these agreements are of the type that ordinarily accompany the kind of business conducted by the Company. Furthermore, the Company believes that it could enter into agreements with other third parties to provide similar commercial access rights without disruption to the operation of its business. The non-exclusive license agreement referenced on page F-25 does not involve a license or other rights to any intellectual property utilized by the Company’s lead product candidates or any product candidate upon which the Company’s business materially depends. The Company does not currently plan to pursue additional product candidates that would rely on the intellectual property licensed under such agreements in the near term. The Company advises the Staff that it does not believe that these agreements constitute material agreements under Item 601(b)(10) of Regulation S-K. Therefore, these agreements are not required to be filed as exhibits to the Registration Statement and additional disclosure with respect to these agreements would not provide information material for investors to make an informed decision with respect to investing in the Company’s securities.

The Company also respectfully notes that the Company considers the identities of such licensors to be commercially sensitive. Such disclosure could place the Company at a disadvantage in competing with other companies to access current and future products and technologies being developed or supplied by third parties and could damage the Company’s ability to negotiate terms with current and potential commercial partners, collaborators, licensors and licensees.
18.Please revise to briefly discuss that your products contain software licensed by third-party authors under “open source” licenses, as referenced on page 41.
Response: The Company has revised its disclosure on page 90 to address the Staff’s comments.
19.Please revise your intellectual property disclosure to clearly identify each material patent or group of related patents, the type of patent protection granted for each technology, the product(s) or product candidate(s) dependent on each patent, related expiration and jurisdiction, including any foreign jurisdiction, of each pending or issued patent. Please also revise to include your patent disclosure as of a more recent date and include applicable disclosure for those patents acquired pursuant to the Patent Purchase Agreement.
Response: The Company has revised its disclosure on pages 87 through 89 to address the Staff’s comments.
Employment Agreements
20.We note your disclosure that Messrs. Strahley and Siesel each executed an offer letter with the Company in November 2019 and May 2020, respectively. Please file such offer letter agreements as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will file as Exhibit 10.8 to the Registration Statement the offer letter executed by Mr. Strahley and as Exhibit 10.9 to the Registration Statement the offer letter executed by Mr. Siesel.
Principal Stockholders
21.Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by your 5% stockholders identified in the table on page 102.
Response: The Company respectfully acknowledges the Staff’s comment and is currently in discussions with its stockholders with regard to the Staff’s request.

Financial Statements
Note 3 - Fair Value Measurements, page F-14
Note 7 - Debt, page F-18
22.Please provide us with additional information regarding your accounting for the loan commitment asset of $2.2 million related to the future loan commitment. Revise to identify the contractual features of the loan comment that led you to conclude that the commitment for the second tranche under the Credit Agreement qualifies as a freestanding financial instrument required to be recorded at fair value. Tell us the accounting literature upon which you relied in assessing these features.
Response: The Company has revised its disclosure on page F-18, F-19 and F-37 to address the Staff’s comments.
In response to the Staff’s comment regarding accounting literature upon which the Company relied, the Company respectfully acknowledges the Staff’s comment and advises the Staff that it relied on FASB Accounting Standards Codification Topic 480 (“ASC 480”) in assessing the legal detachability and the separate exercisability of the remaining tranche under the Credit Agreement, which are features that qualify the remaining tranche under the Credit Agreement as a freestanding financial instrument.
On December 31, 2020, the Company borrowed the $25.0 million Tranche A term loan immediately upon closing of the Credit Agreement (the “Closing Date”). As of December 31, 2020, an additional $25.0 million of term loan commitments (the “Tranche B Loan Commitments”) remained available through March 31, 2022, subject to achievement of a revenue milestone.
The future right to issue debt under the Tranche B Loan Commitments was evaluated as either (1) a freestanding financial instrument requiring its own accounting or (2) a contractual feature that is embedded in the loans issued at the Closing Date. ASC 480 defines a freestanding financial instrument as a financial instrument that meets either of the following conditions: (1) it is entered into separately and apart from any of the entity’s other financial instruments or equity transactions or (2) it is entered into in conjunction with some other transaction and is legally detachable and separately exercisable. An instrument or feature not meeting these conditions is generally considered a feature embedded in another contract or transaction.
The Tranche B Loan Commitments were entered into in conjunction with the original $25 million Tranche A term loan under the Credit Agreement; therefore, the Company determined whether the Tranche B Loan Commitments were legally detachable and separately exercisable from the Tranche A term loan in order to determine whether it met the definition of a freestanding financial instrument.
The Company determined that the obligations under the Tranche B Loan Commitments can be legally detached from the Tranche A term loan advance under the Credit Agreement. Section 13.05(c) of the Credit Agreement states that the Lender may assign all or part of its interest under the Credit Agreement to any person or entity. As the Lender may sell or assign any of its interests under the Credit Agreement, which include the Tranche B Loan Commitments, to another party, the Company has concluded that the obligations under the Tranche B Loan Commitments are legally detachable from the obligations with respect to the Tranche A term loan.
The Company also noted that the obligations under the Tranche B Loan Commitments are separately exercisable. Instruments are generally separately exercisable if one instrument can be exercised while the other instrument continues to be outstanding. The Company’s exercise of its rights under the Credit Agreement to draw down the Tranche B term loan would not trigger the termination, redemption or extinguishment of the Tranche A term loan on the issuance date of the Tranche B term loan. Rather, upon exercise of an advance under the Tranche B Loan Commitments, there will be an additional loan issued. Therefore, the Tranche B Loan Commitments are considered separately exercisable from the initial Tranche A term loan.
The Company concluded that the Tranche A term loan and the Lender’s obligation to fund the Tranche B term loan are legally detachable and separately exercisable. As such, the Tranche B Loan Commitments were accounted for as a freestanding financial instrument and recorded at fair value. The Tranche B Loan Commitments commitment asset was recorded at fair value since it is part of the proceeds from the lending transaction.
General
23.Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Response: The Company acknowledges the Staff’s comment and confirms that it will supplementally provide copies of all written communications that are presented or expected to be presented by the Company or on its behalf to potential investors in reliance on Section 5(d) of the Securities Act.
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Should you have any questions or comments with respect to the Revised Registration Statement or this letter, please contact Matthew G. Jones at 212-474-1298.

Sincerely,

/s/ Matthew G. Jones

Matthew G. Jones
VIA EDGAR
Copy to:
Sean Mackay, Chief Executive Officer
IsoPlexis Corporation
35 NE Industrial Rd
Branford, CT 06405
VIA E-MAIL